Exhibit 1.

Buenos Aires, April 29th, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

BOLSA DE COMERCIO

DE BUENOS AIRES

Ref.: Relevant Fact. Appointment of new Members of the Board of Directors

Dear Sirs,

I am writing to the National Securities Commission and the Stock Exchange of Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company” indistinctively) as required by Article 8, Section II, Chapter III, Title I of the Regulations of the National Securities Commission.

To that end, we are pleased to inform as a relevant fact that the Annual Shareholders Meeting held on this date, April 29th 2016 (the “Meeting”), has appointed Messrs. Diego Salaverri (non-independent), Carlos Tovagliari (independent), Santiago Alberdi (independent), Javier Campos Malbrán (independent), Julio Suaya de María (independent) and Mrs. Clarisa Lifsic (independent) as Directors and Messrs. Pablo Alejandro Díaz (non-independent), Alejandro Mindlin (non-independent), Gabriel Cohen (non-independent), Mariano Batistella (non-independent), José María Tenaillon (independent), Juan Francisco Gómez (independent) and Mariano González Álzaga (independent) as Alternate Directors.

Furthermore, it is informed that at such Meeting, and pursuant to item 7 of the Agenda, it was decided to (i) approve a remuneration to the Board of Directors in the amount of ARS 30,638,557 and (ii) authorize an advanced payment of fees to the Board of Directors. Said advanced payment shall be approved at the next Shareholders´ Meeting that will review the Financial Statements as of December 31, 2016.

Sincerely yours,

María Agustina Montes

 Market Relations